April 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Kindelan

Christine Dietz

Re: Nutanix, Inc.

Form 10-K for the fiscal year ended July 31, 2024

Form 8-K furnished on February 26, 2025

File No. 001-37883

Dear Ms. Kindelan and Ms. Dietz:

We are writing to respond to the comments raised in the letter to Nutanix, Inc. (the “Company”), dated March 21, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2024 and Form 8-K furnished on February 26, 2025. For ease of reference in this letter, the Staff’s comment appears in bold directly above the Company’s response.

Form 10-K for the fiscal year ended July 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance Customer Acquisition, Retention and Expansion, page 71

1.
We note in your year end and quarterly earnings calls you frequently disclose and discuss net dollar-based retention rate, or NRR, both in the planned remarks and in response to analysts’ questions. As you appear to use this measure to manage and monitor your business and believe it is useful information to investors, please revise to disclose NRR for each period presented. Ensure your disclosures include a clear definition of the measure and how it is calculated and include a draft of your proposed revisions in your response. Refer to SEC Release 33-10751.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, in future filings, we will add the following disclosure:

Customer Acquisition, Retention and Expansion

As of July 31, 2024, our net dollar-based retention rate (“NRR”) was 114%, compared to 123% as of July 31, 2023. NRR is calculated as of the end of a twelve-month period. We calculate NRR by starting with the ARR for all customers with subscription contracts at the beginning of the period. We then divide end-of-the-period ARR for the same customer group by the beginning-of-the-period ARR. NRR is a performance measure that we believe provides useful information to our management and investors as it provides an indication of our ability to retain and expand ARR from our existing customer base.

Form 10-K for the fiscal year ended July 31, 2024

Consolidated Financial Statements

Note 2. Revenue, Deferred Revenue and Deferred Commissions, page 107

2.
You disclose that contracted not recognized revenue was approximately $2.1 billion, of which you expect to recognize approximately 52% over the next 12 months and the remaining thereafter. Please revise to further explain when the remaining 48% will be recognized as revenue, on a quantitative basis using time bands that would be most appropriate or by using qualitative information. Please include proposed draft disclosure in your response. Refer to ASC 606-10-50-13b.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, in future filings, we will expand the disclosure as follows with additions in bold and underlined and deletions in strikethrough:

NOTE 2. REVENUE, DEFERRED REVENUE AND DEFERRED COMMISSIONS

Disaggregation of Revenue and Revenue Recognition

Contracted not recognized revenue was approximately $2.1 billion as of July 31, 2024, of which we expect to recognize approximately 52% within~~over the next~~ 12 months, approximately 38% over the subsequent 13-to-36 month period, and the remainder thereafter.

Form 8-K furnished on February 26, 2025

Exhibit 99.1, page 7

3.
We note your measure of non-GAAP net income includes the income tax effect primarily related to stock-based compensation expense. However, it is unclear how such amount is calculated and how it results in an income tax expense that is commensurate with your non-GAAP measure of profit. Please advise or revise and include proposed revisions in your response. Refer to Non-GAAP C&DI Question 102.11.

Response:

The Company respectfully acknowledges the Staff’s comment. The comment notes that the Company’s non-GAAP net income includes the income tax effect primarily related to stock-based compensation expense. To clarify the Company’s approach to calculating non-GAAP net income, the Company makes an adjustment to exclude the income tax effects of non-GAAP adjustments from its calculation of non-GAAP net income. The exclusion of stock-based compensation is one of the Company’s adjustments to pretax income to arrive at non-GAAP net income. Therefore, the income tax impact of stock-based compensation is also excluded from non-GAAP net income.

To further clarify the approach to non-GAAP income tax, the Company uses a non-GAAP performance measure and therefore includes current and deferred income tax expense commensurate with the non-GAAP measure of profitability. The Company determines its non-GAAP income tax adjustment by excluding the impacts of material non-GAAP adjustments and recomputes tax expense without those items. The income tax impacts from stock-based compensation are primarily driven by windfalls and shortfalls for jurisdictions that allow the deduction of stock-based compensation expense for tax purposes, which is affected by fluctuations in the market price of the Company’s Class A common stock. In addition, for jurisdictions that are reimbursed for stock-based compensation expense, the tax on that reimbursement is excluded from non-GAAP net income.

In response to the Staff’s comment, we will revise the non-GAAP adjustment disclosure in our next earnings press release to describe the adjustment as income tax effects of non-GAAP items.

* * *

If the Staff has any further questions or comments concerning the Company’s response, please do not hesitate to contact me at rukmini.sivaraman@nutanix.com.

Sincerely,

NUTANIX, INC.

/s/ Rukmini Sivaraman
Rukmini Sivaraman
Chief Financial Officer

cc: Rajiv Ramaswami, President and Chief Executive Officer, Nutanix, Inc.
Brian Martin, Chief Legal Officer, Nutanix, Inc.
Prairie Padilla, VP, Corporate Controller, Nutanix, Inc.
Raymond Hum, VP and Deputy General Counsel, Nutanix, Inc.